



          Supplementary Material for Financial Results for the 3 months ended December 31, 2005 (Consolidated)

                                                                                                               [U.S. GAAP]
-----------------------------------------------------------------------------------------------------------------------------------
                             FY2005 in accordance with U.S. GAAP                       FY2006
-----------------------------------------------------------------------------------------------------------------------     FY2006
                                   (Note 1)                 (Note 1) (Note 1)  FY2005         (Note 1)                    Prospects
---------------------------------------------------------------------          12 mos.  -------------------------------     ending
                                                                             ended March                                  March 31,
                               1Q      2Q   1st Half    3Q     4Q    2nd Half  31, 2005   1Q      2Q   1st Half    3Q        2006
-----------------------------------------------------------------------------------------------------------------------------------
Vehicle Production

(thousands of units)         1,744   1,725    3,469   1,805   1,957    3,762   7,231   1,892    1,809   3,701   1,914
-----------------------------------------------------------------------------------------------------------------------------------
  (Japan) - including        1,077   1,100    2,177   1,115   1,242    2,357   4,534   1,123    1,068   2,191   1,177
   Daihatsu & Hino
  ---------------------------------------------------------------------------------------------------------------------------------
       [Daihatsu]           [  162 ][  165 ][   327 ][  173 ][  192 ] [  365 ] [ 692 ][  175 ][   169 ][  344 ][  188 ]

       [Hino]               [   23 ][   25 ][    48 ][   23 ][   22 ] [   45 ] [  93 ][   24 ][    25 ][   49 ][   25 ]
  ---------------------------------------------------------------------------------------------------------------------------------
  (Overseas) - including       667     625    1,292     690     715    1,405   2,697     769      741   1,510     737
   Daihatsu & Hino

       [Daihatsu]           [   12 ][   14 ][    26 ][   13 ] [  15 ] [   28 ] [  54 ][   14 ][    11 ][   25 ][    9 ]

       [Hino]               [    - ][    - ][     - ][    - ] [   - ] [    - ] [   - ][    - ][     - ][    - ][    - ]
       ----------------------------------------------------------------------------------------------------------------------------
          North America        297     278      575     271     310      581   1,156     320      289     609     285
       ----------------------------------------------------------------------------------------------------------------------------
              Europe           146     137      283     156     157      313     596     157      142     299     147
       ----------------------------------------------------------------------------------------------------------------------------
               Asia            150     131      281     190     176      366     647     205      211     416     217
       ----------------------------------------------------------------------------------------------------------------------------
          Latin America         21      21       42      18      22       40      82      31       32      63      30
       ----------------------------------------------------------------------------------------------------------------------------
             Oceania            28      29       57      25      24       49     106      29       29      58      27
       ----------------------------------------------------------------------------------------------------------------------------
              Africa            25      29       54      30      26       56     110      27       38      65      31
-----------------------------------------------------------------------------------------------------------------------------------
Vehicle Sales (thousands     1,791   1,776    3,567   1,839   2,002    3,841   7,408   1,948    1,885   3,833   1,980      7,950
of Units
-----------------------------------------------------------------------------------------------------------------------------------
  (Japan) - including          538     568    1,106     573     702    1,275   2,381     550      536   1,086     571      2,360
   Daihatsu & Hino

       [Daihatsu]           [  126 ][  131 ][   257 ][  129 ][  165 ] [  294 ][  551 ][  133 ][   132 ][  265 ][  130 ]  [   560 ]

       [Hino]               [   10 ][   14 ][    24 ][   12 ][   15 ] [   27 ][   51 ][   10 ][    16 ][   26 ][   14 ]  [    60 ]
  ---------------------------------------------------------------------------------------------------------------------------------
  (Overseas) - including     1,253   1,208    2,461   1,266   1,300    2,566   5,027   1,398    1,349   2,747   1,409      5,590
   Daihatsu & Hino

       [Daihatsu]           [   35 ][   38 ][    73 ][   39 ][   41 ] [   80 ][  153 ][   41 ][    39 ][   80 ][   36 ]  [   150 ]

       [Hino]               [   11 ][   12 ][    23 ][   11 ][   11 ] [   22 ][   45 ][   12 ][    11 ][   23 ][   11 ]  [    50 ]
  ---------------------------------------------------------------------------------------------------------------------------------
          North America        572     554    1,126     576     569    1,145   2,271     641      604   1,245     643      2,570
       ----------------------------------------------------------------------------------------------------------------------------
              Europe           247     229      476     249     254      503     979     256      242     498     246      1,040
       ----------------------------------------------------------------------------------------------------------------------------
               Asia            202     184      386     195     252      447     833     229      219     448     217        860
       ----------------------------------------------------------------------------------------------------------------------------
          Latin America         45      46       91      47      47       94     185      61       63     124      59        230
       ----------------------------------------------------------------------------------------------------------------------------
             Oceania            64      61      125      56      58      114     239      67       62     129      59        250
       ----------------------------------------------------------------------------------------------------------------------------
              Africa            56      52      108      64      52      116     224      64       62     126      63        250
       ----------------------------------------------------------------------------------------------------------------------------
       the Middle East and      67      82      149      79      68      147     296      80       97     177     122        390
            Others
-----------------------------------------------------------------------------------------------------------------------------------
Total Retail Unit Sales      1,856   1,874    3,730   1,885   2,018    3,903   7,633   2,057    2,037   4,094   2,007
(thousands of units)
-----------------------------------------------------------------------------------------------------------------------------------
Housing Sales (units)          848   1,346    2,194   1,443   1,646    3,089   5,283     919    1,355   2,274   1,307
-----------------------------------------------------------------------------------------------------------------------------------


          Supplementary Material for Financial Results for the 3 months ended December 31, 2005 (Consolidated)

                                                                                                               [U.S. GAAP]
-----------------------------------------------------------------------------------------------------------------------------------
                             FY2005 in accordance with U.S. GAAP                       FY2006
--------------------------------------------------------------------------------------------------------------------------   FY2006
                                  (Note 1)                 (Note 1)     (Note 1) FY2005              (Note 1)              Prospects
---------------------------------------------------------------------            12 mos.    ------------------------------   ending
                                                                               ended March                                 March 31,
                            1Q       2Q    1st Half    3Q       4Q    2nd Half  31, 2005   1Q       2Q   1st Half    3Q      2006
------------------------------------------------------------------------------------------------------------------------------------
Foreign Exchange Rate                                                                                                            as
                                                                                                                            premise:
------------------------------------------------------------------------------------------------------------------------------------
  Yen to US Dollar Rate     110      110      110      106      105      105      108      108      111      110      117      112
  ----------------------------------------------------------------------------------------------------------------------------------
  Yen to Euro Rate          132      134      133      137      137      137      135      135      136      136      139      136
------------------------------------------------------------------------------------------------------------------------------------
Registered Toyota                                                                                                           approx-
Vehicles                                                                                                                    imately
(in Japan)

(thousands of units)        378      436      814      430      511      941    1,755      402      402      804      397    1,730
------------------------------------------------------------------------------------------------------------------------------------
Market Share (Japan)                                                                                                         approx-
                                                                                                                             imately

  Toyota (excluding        46.1     43.3     44.6     46.4     43.0     44.5     44.5     45.0     40.8     42.8     46.2      44%
  Mini-cars (%)
  ----------------------------------------------------------------------------------------------------------------------------------
  Toyota, Daihatsu
  and Hino
  (including
  Mini-cars)(%)            41.6              41.0     42.5                       41.1     41.1              39.8     42.5
------------------------------------------------------------------------------------------------------------------------------------
Number of Employees                       269,310                             265,753                    278,622             (Note
                                                                                                                               2)
------------------------------------------------------------------------------------------------------------------------------------
Net Sales               4,510.3  4,515.3  9,025.6  4,644.0  4,881.9  9,525.9 18,551.5  4,981.7  4,971.4  9,953.1  5,333.3
billions of yen)
------------------------------------------------------------------------------------------------------------------------------------
  Geographical Segment
  ----------------------------------------------------------------------------------------------------------------------------------
          Japan         2,857.6  2,923.0  5,780.6  3,018.3  3,205.2  6,223.5 12,004.1  2,992.0  3,040.9  6,032.9  3,375.8
     -------------------------------------------------------------------------------------------------------------------------------
       North America    1,626.1  1,563.6  3,189.7  1,595.7  1,588.0  3,183.7  6,373.4  1,835.7  1,791.6  3,627.3  2,027.0
     -------------------------------------------------------------------------------------------------------------------------------
         Europe           591.0    610.3  1,201.3    631.8    646.3  1,278.1  2,479.4    673.1    627.7  1,300.8    666.6
     -------------------------------------------------------------------------------------------------------------------------------
          Asia            388.3    361.5    749.8    397.7    477.9    875.6  1,625.4    507.1    489.9    997.0    501.0
     -------------------------------------------------------------------------------------------------------------------------------
         Others           282.1    300.4    582.5    298.2    303.0    601.2  1,183.7    363.4    396.7    760.1    416.4
     -------------------------------------------------------------------------------------------------------------------------------
       Elimination     -1,234.8 -1,243.5 -2,478.3 -1,297.7 -1,338.5 -2,636.2 -5,114.5 -1,389.6 -1,375.4 -2,765.0 -1,653.5
     -------------------------------------------------------------------------------------------------------------------------------
   Business Segment
  ----------------------------------------------------------------------------------------------------------------------------------
       Automotive       4,199.8  4,139.8  8,339.6  4,278.4  4,495.5  8,773.9 17,113.5  4,620.6  4,523.9  9,144.5  4,900.0
     -------------------------------------------------------------------------------------------------------------------------------
       Financial
       Services           180.9    203.5    384.4    196.1    200.7    396.8    781.2    217.4    244.6    462.0    262.0
     -------------------------------------------------------------------------------------------------------------------------------
       All Other          205.7    261.1    466.8    243.3    320.2    563.5  1,030.3    234.4    301.5    535.9    289.9
     -------------------------------------------------------------------------------------------------------------------------------
       Elimination        -76.1    -89.1   -165.2    -73.8   -134.5   -208.3   -373.5    -90.7    -98.6   -189.3   -118.6
     -------------------------------------------------------------------------------------------------------------------------------
Operating Income          448.6    417.6    866.2    422.9    383.0    805.9  1,672.1    405.1    404.3    809.4    482.2
(billions of yen
------------------------------------------------------------------------------------------------------------------------------------
 (Operating Income       (  9.9 ) (  9.2 )(   9.6 ) (  9.1 )(   7.8 )(   8.5 )(   9.0 ) (  8.1 ) (  8.1 )(   8.1 ) (  9.0 )
  Ratio)(%)
------------------------------------------------------------------------------------------------------------------------------------
  Geographical Segment
  ----------------------------------------------------------------------------------------------------------------------------------
          Japan           253.0    237.6    490.6    237.3    259.3    496.6    987.2    188.4    197.5    385.9    281.1
     -------------------------------------------------------------------------------------------------------------------------------
       North America      129.8    114.9    244.7    127.8     75.0    202.8    447.5    137.8    130.7    268.5    127.8
     -------------------------------------------------------------------------------------------------------------------------------
         Europe            30.9     35.4     66.3     26.5     15.7     42.2    108.5     16.7     23.4     40.1     26.6
     -------------------------------------------------------------------------------------------------------------------------------
          Asia             24.4     19.1     43.5     25.1     25.2     50.3     93.8     39.8     35.6     75.4     38.6
     -------------------------------------------------------------------------------------------------------------------------------
         Others            13.3     14.1     27.4      8.4     11.6     20.0     47.4     17.0     19.2     36.2     14.7
     -------------------------------------------------------------------------------------------------------------------------------
       Elimination         -2.8     -3.5     -6.3     -2.2     -3.8     -6.0    -12.3      5.4     -2.1      3.3     -6.6
  ----------------------------------------------------------------------------------------------------------------------------------
   Business Segment
  ----------------------------------------------------------------------------------------------------------------------------------
       Automotive         403.8    353.0    756.8    355.5    340.2    695.7  1,452.5    366.8    354.5    721.3    427.3
     -------------------------------------------------------------------------------------------------------------------------------
       Financial
       Services            46.2     56.5    102.7     58.7     39.4     98.1    200.8     39.7     43.8     83.5     46.8
     -------------------------------------------------------------------------------------------------------------------------------
       All Other            1.5     11.2     12.7     11.0     10.0     21.0     33.7      1.5      8.3      9.8     11.5
     -------------------------------------------------------------------------------------------------------------------------------
       Elimination         -2.9     -3.1     -6.0     -2.3     -6.6     -8.9    -14.9     -2.9     -2.3     -5.2     -3.4
     -------------------------------------------------------------------------------------------------------------------------------
Income before taxes       470.4    442.8    913.2    447.1    394.3    841.4  1,754.6    421.8    434.1    855.9    639.9
(billions of yen
------------------------------------------------------------------------------------------------------------------------------------
 (Income before taxes   (  10.4 ) (  9.8 )(  10.1 ) (  9.6 ) (  8.1 ) (  8.8 )(   9.5 ) (  8.5 )(   8.7 ) (  8.6 ) ( 12.0 )
  Ratio)(%)
------------------------------------------------------------------------------------------------------------------------------------
Equity in Earnings of
Affiliated Companies
 (billions of yen)         34.7     24.1     58.8     39.3     41.3     80.6    139.4     35.6     35.1     70.7     45.8
------------------------------------------------------------------------------------------------------------------------------------
Net Income                286.6    297.4    584.0    296.5    290.7    587.2  1,171.2    266.8    303.7    570.5    397.5
 (billions of yen)

 (Net Income Ratio)(%)   (  6.4 ) (  6.6 )(   6.5 ) (  6.4 ) (  6.0 ) (  6.2 )(   6.3 ) (  5.4 ) (  6.1 ) (  5.7 ) (  7.5 )
------------------------------------------------------------------------------------------------------------------------------------




          Supplementary Material for Financial Results for the 3 months ended December 31, 2005 (Consolidated)

                                                                                                               [U.S. GAAP]
------------------------------------------------------------------------------------------------------------------------------------
                             FY2005 in accordance with U.S. GAAP                       FY2006
--------------------------------------------------------------------------------------------------------------------------  FY2006
                                  (Note 1)                 (Note 1)     (Note 1)  FY2005          (Note 1)                Prospects
---------------------------------------------------------------------             12 mos.   ------------------------------  ending
                                                                               ended March                                March 31,
                               1Q       2Q   1st Half    3Q       4Q   2nd Half  31, 2005    1Q     2Q  1st Half   3Q        2006
------------------------------------------------------------------------------------------------------------------------------------
Research & Development       158.7    192.7    351.4    181.3    222.4    403.7   755.1    180.4  192.7  373.1     211.4       800.0
(billions of yen)
------------------------------------------------------------------------------------------------------------------------------------
Depreciation                 181.2    210.9    392.1    184.1    199.6    383.7   775.8    190.7  210.2  400.9     236.2 (Note 880.0
(billions of yen)                                                                                                          3)
------------------------------------------------------------------------------------------------------------------------------------
  Geographical Segment
  ----------------------------------------------------------------------------------------------------------------------------------
             Japan           112.8    129.1    241.9    114.4    132.1    246.5   488.4    115.2  132.9   248.1    150.9       560.0
       -----------------------------------------------------------------------------------------------------------------------------
          North America       38.7     49.8     88.5     37.7     26.8     64.5   153.0     38.6   39.1    77.7     46.2       160.0
       -----------------------------------------------------------------------------------------------------------------------------
             Europe           16.6     18.5     35.1     16.4     19.8     36.2    71.3     18.4   19.5    37.9     18.5        80.0
       -----------------------------------------------------------------------------------------------------------------------------
              Asia             7.5      7.7     15.2      9.2     13.8     23.0    38.2     11.0   10.9    21.9     11.9        45.0
       -----------------------------------------------------------------------------------------------------------------------------
             Others            5.6      5.8     11.4      6.4      7.1     13.5    24.9      7.5    7.8    15.3      8.7        35.0
------------------------------------------------------------------------------------------------------------------------------------
Capital Expenditures         215.5    285.1    500.6    207.4    379.2    586.6 1,087.2    265.3  430.5   695.8    365.0     1,400.0
(billions of yen)                                                                                                        (Note
                                                                                                                           3)
------------------------------------------------------------------------------------------------------------------------------------
   Geographical Segment
------------------------------------------------------------------------------------------------------------------------------------
             Japan           128.6    153.1    281.7    128.6    264.7    393.3   675.0    157.6  285.7   443.3    208.5       840.0
       -----------------------------------------------------------------------------------------------------------------------------
          North America       34.6     56.0     90.6     30.7     32.4     63.1   153.7     44.8   65.3   110.1     67.9       250.0
       -----------------------------------------------------------------------------------------------------------------------------
             Europe           14.7     16.9     31.6     15.8     25.3     41.1    72.7     31.8   30.7    62.5     31.4       120.0
       -----------------------------------------------------------------------------------------------------------------------------
              Asia            28.1     50.1     78.2     18.9     37.8     56.7   134.9     23.2   35.1    58.3     34.5       110.0
       -----------------------------------------------------------------------------------------------------------------------------
             Others            9.5      9.0     18.5     13.4     19.0     32.4    50.9      7.9   13.7    21.6     22.7        80.0
------------------------------------------------------------------------------------------------------------------------------------
Total Liquid Assets                          3,415.9                            3,521.7                 3,697.7          (Note
(billions of yen)                                                                                                          4)
------------------------------------------------------------------------------------------------------------------------------------
Free Cash Flow                                 -70.3                              152.1                   324.7          (Note
(billions of yen)                                                                                                          5)
------------------------------------------------------------------------------------------------------------------------------------
Total Assets              22,605.4          23,310.1 23,119.1                  24,335.0 25,103.6       26,257.5 27,545.1
(billions of yen)
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity       8,349.9           8,542.0  8,718.7                   9,045.0  9,167.6        9,692.7 10,194.4
(billions of yen)
------------------------------------------------------------------------------------------------------------------------------------
Return on Equity (%)          13.9              14.0     13.7                      13.6     11.7           12.2     16.0
------------------------------------------------------------------------------------------------------------------------------------
Return on Asset (%)            5.1               5.2      5.1                       5.1      4.3            4.5      5.9
------------------------------------------------------------------------------------------------------------------------------------
Number of Consolidated                           540                                524                     529
Subsidiaries
------------------------------------------------------------------------------------------------------------------------------------
Number of Affiliates
Accounted for Under
the Equity Method                                 56                                 56                      57
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------
Contributing Factors to Operating Income FY2006 3Q (billions of yen, approximately)
------------------------------------------------------------------------------------------
                                          Consolidated     Unconsolidated     Subsidiaries
------------------------------------------------------------------------------------------
   Marketing Efforts                          60.0              20.0             40.0
   ---------------------------------------------------------------------------------------
   Cost Reduction Efforts                     30.0              20.0             10.0
   ---------------------------------------------------------------------------------------
     From Engineering                         15.0              15.0              0.0
     -------------------------------------------------------------------------------------
     From Manufacturing and Logistics         15.0               5.0             10.0
     -------------------------------------------------------------------------------------
   Effects of Changes in Exchange Rates      130.0             110.0             20.0
   ---------------------------------------------------------------------------------------
   Decrease in DAIKO HENJO                   -28.5               0.0            -28.5
   ---------------------------------------------------------------------------------------
   Increases in Expenses                    -132.2             -62.0            -70.2
------------------------------------------------------------------------------------------



Cautionary Statement with Respect to Forward-Looking Statements
This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include:(i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates;(ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound;(iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management;(iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings;(v) political instability in the markets in which Toyota operates;(vi) Toyota's ability to timely develop and achieve market acceptance of new products; and(vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.